UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTION, D.C.  20549


                                    Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


Commission File Number:  001-10854


                          THE ZIEGLER COMPANIES, INC.
            (Exact name of registrant as specified in its charter)

      250 East Wisconsin Avenue, Suite 2000, Milwaukee, Wisconsin  53202,
                                (414) 978-6400
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $1.00 per share

           (Title of each class of securities covered by this Form)

                                     None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s)relied upon to terminate or suspend

Rule 12g-4(a)(1)(i)    [ ]

Rule 12-g-4(a)(1)(ii)  [ ]

Rule 12g-4(a)(2)(i)    [ ]

Rule 12g-4(a)(2)(ii)   [ ]

Rule 12h-3(b)(1)(i)    [X]

Rule 12h-3(b)(1)(ii)   [ ]

Rule 12h-3(b)(2)(i)    [ ]

Rule 12h-3(b)(2)(ii)   [ ]

Rule 15d-6             [X]

Approximate number of holders of record as of the certification or notice date: 275

Pursuant to the requirements of the Securities Exchange Act of 1934, The Ziegler Companies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date:  1/2/04           By:  /s/ John J. Mulherin, CEO